EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

[redacted]

06017058

Adit Laixuthai, Ph.D.
First Senior Vice President

12g3-2(b) File No.82-4922

Ref No. CN. 437/2006

September 21, 2006

SEC MAIL PROCESSING RECEIVED SEP 21 2006 WASH. D.C. 190 SECTION

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Adit Laixuthai
Sep 21, 06

PROCESSED
SEP 28 2006
THOMSON
FINANCIAL

dlw 9/25

Summary Statement of Assets and Liabilities 1/

As at August 31, 2006

ธนาคารกสิกรไทย
KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	17,790,343,872.09	Deposits	691,820,325,798.41
Interbank and money market items	64,382,688,176.17	Interbank and money market items	17,407,200,869.00
Securities purchased under resale agreements		Liabilities payable on demand	8,330,686,433.37
Investments in securities, net	113,481,687,311.78	Securities sold under repurchase agreements	
(with obligations 13,013,599,031.20 Baht)		Borrowings	42,702,411,946.98
Credit advances (net of allowance for doubtful accounts)	614,022,486,764.10	Bank's liabilities under acceptances	566,466,341.42
Accrued interest receivables	1,649,803,426.69	Other liabilities	18,175,790,547.72
Properties foreclosed	12,093,238,194.35	Total liabilities	779,002,881,959.90
Customers' liabilities under acceptances	560,406,341.42		
Premises and equipment, net	21,212,084,336.90	**Shareholders' equity**	
Other assets	17,687,986,660.93	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,819,411,330.00
		Reserves and net profit after appropriation	48,112,456,461.46
		Other reserves and profit and loss account	11,932,034,335.67
		Total shareholders' equity	83,863,902,127.13
Total Assets	862,866,784,084.03	Total Liabilities and Shareholders' Equity	862,866,784,084.03
Customers' liabilities under unmatured bills	4,880,583,756.62	Bank's liabilities under unmatured bills	4,880,583,756.62
Total	867,747,367,840.65	Total	867,747,367,840.65

	Baht
Non-Performing Loans as at June 30, 2006 (Quarterly)	42,493,339,024.42
(6.70 % of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at June 30, 2006 (Quarterly)	18,463,617,197.17
Actual allowace for doubtful accounts	28,076,756,421.35
Loans to related parties	14,758,914,304.74
Loans to related asset management companies	7,460,000,000.00
Loans to related parties due to debt restructuring	1,109,740,408.98
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	103,658,312,331.87
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	1,235,400,815.39
Total liabilities	871,580.91
Significant contingent liabilities	
Avals to bills and guarantees of loans	598,577,102.80
Letters of credit	15,573,348,250.97

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

SS.6-2154/2006

September 18, 2006

To President

The Stock Exchange of Thailand

Re: Closing Book Date for Interest Payment to Subordinated Debenture Holders (KBNK13OA)

We, KASIKORNBANK PUBLIC COMPANY LIMITED as the Registrar of the Subordinated Debentures of KASIKORNBANK PUBLIC COMPANY LIMITED (KBNK13OA), which have issued the third Subordinated Debenture (KBNK13OA) of KASIKORNBANK PUBLIC COMPANY LIMITED with the maturity of 2013, at par value of Baht 1,000, total units of 12,000,000, and total value of Baht 12,000,000,000, and quarterly interest payment at 16 January, 16 April, 16 July, and 16 October of each year.

As the twelfth interest payment of the third Subordinated Debenture (KBNK13OA) will be made on October 16, 2006, we would like inform you the details of the twelfth interest payment of the third Subordinated Debenture (KBNK13OA), which is calculated by the rate 3.75 percent per annum and 92 days duration – from July 16, 2006 to October 15, 2006. And, we will close the book for interest payment at noon of October 2, 2006.

Please be informed accordingly.

Sincerely yours,

(Mr. Surin Samranrit)
Vice President
Securities Services Department
Tel. 0 2470 1981 - 3